EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State/Jurisdiction of Incorporation/ Organization

Arlington Park Racecourse, LLC	Illinois

Calder Race Course, Inc.	Florida

Tropical Park, Inc.	Florida

Churchill Downs Louisiana Horseracing Company, L.L.C. d/b/a Fair Grounds	Louisiana

Churchill Downs Louisiana Video Poker Company, L.L.C.	Louisiana

Video Services, Inc.	Louisiana

Churchill Downs Technology Initiatives Company	Delaware

Churchill Downs Management Company	Kentucky

Churchill Downs Investment Company	Kentucky

Churchill Downs Simulcast Productions, LLC	Kentucky

CD ContentCo HC, LLC	Delaware

CD HRTV HC, LLC	Delaware